02035052

0-12049

P.E 5-1-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING RECEIVED
MAY 9 2002
WASH. D.C. 154 SECTION

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2002

SHELL CANADA LIMITED
(Translation of registrant's name into English)

400 - 4 Avenue S.W., Calgary, Alberta. T2P 0J4
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F..... Form 40-F..X..

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes..X. No.....

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

P

SHELL CANADA LIMITED
(Registrant)

Date: May 8, 2002

By: [signature] RIW
(Signature)

R. I. Woods, Vice President
(Name and Title)

By: [signature]
(Signature)

J.M. Coull, Assistant Secretary
(Name and Title)

M:\data\gail\6K's\12

CRGA

Shell Canada Limited   Shell Canada Limitée

NEWS RELEASE · COMMUNIQUÉ

FOR IMMEDIATE RELEASE
THURSDAY, MAY 2, 2002

Onondaga Exploration Well Results

Calgary, Alberta - Shell Canada Limited announced today that the Onondaga B-84 exploration well will be suspended as a potential natural gas producer. The 100-per-cent Shell-owned well was drilled in the Sable sub-basin offshore Nova Scotia, 27 kilometres southwest of Sable Island.

The B-84 well is located approximately one kilometre south of a Shell well which discovered gas in the Upper Mississauga Formation in 1969. It confirmed the presence of sweet, hydro-pressured gas in this formation and successfully delineated the previous discovery.

However, the primary objective of the B-84 well was to evaluate a previously untested deeper section identified from more recent seismic surveys. The well encountered indications of gas throughout the deeper interval and some potential reservoir sections, but overall reservoir development was insufficient to warrant production testing at this time. As a result of operational constraints, the well could not be drilled to its total prognosed depth to permit full evaluation of the target interval.

"We are disappointed that the well did not reach total depth and did not confirm a larger natural gas accumulation in the deeper section, which may have supported an expansion of existing infrastructure. However, the reserves confirmed by this well will contribute to maintaining longer term gas production from the Basin," said Ray Woods, Resources Senior Operating Officer, Shell Canada Limited.

The total cost of the well was approximately $90 million, $25 million of which was related to drilling the Upper Mississauga Formation and will be capitalized. A decision on the accounting treatment of remaining costs for the well will be made when technical reviews of data from the deeper zones are completed later this year.

Shell has a significant presence offshore Nova Scotia, owning 31.3% of the Sable Offshore Energy Project offshore assets and holding an interest in approximately 900,000 hectares of exploration lands. Shell will continue to evaluate other exploration opportunities offshore Nova Scotia.

- 30 -

Investor Inquiries:
Jim Fahner
Manager, Investor Relations
Calgary, Alberta
(403) 691-2175

Media Inquiries:
Jan Rowley
Manager, Public Affairs
Calgary, Alberta
(403) 691-3899

Visit Shell's Internet Web site: shell.ca